	U.S. SECURITIES AND EXCHANGE COMMISSION				OMB APPROVAL
	Washington, D.C. 20549				OMB Number: 3235-0101
	FORM 144				Expires: December 31, 2009
Estimated average burden hours per
	NOTICE OF PROPOSED SALE OF SECURITIES				response . . . 2.00
	PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
CUSIP NUMBER

1(a) NAME OF ISSUER		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
BSQUARE Corporation		91-1650880	000-27687
1(d) ADDRESS OF ISSUER	STREET				(e) TELEPHONE NO.
	110 -110th Avenue, NE, Suite 200	Bellevue	WA	98004	425 519-5900

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES	(b) IRS	(c) RELATIONSHIP
ARE TO BE SOLD	IDENT. NO.	TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE
Elliott H. Jurgensen, Jr.		Director	110 -110th Avenue, NE, Suite 200	Bellevue	WA	98004

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

SEC USE
3(a)	(b)	ONLY	(c)	(d)	(e)	(f)	(g)
	Name and Address of Each Broker		Number of Shares or		Number of Shares	Approximate	Name of Each
	Through Whom the Securities are to be		Other Units To Be	Aggregate	or Other Units	Date of Sale	Securities
Title of the Class of Securities	Offered or Each Market Maker who is	Broker-Dealer	Sold	Market Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold	Acquiring the Securities	File Number	(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(M0. DAY YR.)	(See instr. 3(g))
Common Stock	eTrade, P.O. Box 1542, Merrifield, VA 22116		5825	25164	9617755	02/28/07	NASDAQ
				(as of 2/28/07)	(as of 12/31/06)

1.
(a) Name of issuer.
(b) Issuer’s IRS Identification Number.
(c) Issuer’s SEC file number, if any.
(d) Issuer’s address, including zip code.
(e) Issuer’s telephone number, including area code.
2.
(a) Name of person for whose account the securities are to be sold.
(b) Such person’s or I.R.S. Identification number, if such a person is an entity.
(c) Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
(d) Such person’s address, including zip code.
3.
(a) Title of the class of securities to be sold.
(b) Name and address of each broker through whom the securities are intended to be sold.
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
(f) Approximate date on which the securities are to be sold.
(g) Name of each securities exchange, if any, on which the securities are intended to be sold.”

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

			Name of Person from
	Date you		Whom Acquired	Amount of
Title of the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2/28/07	Exercise of Stock Options	BSQUARE Corporation	5825	2/28/07	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
None

Remarks:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 6, 2007
Date of Notice

/ s / ELLIOTT H. JURGENSEN, JR.
(Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)